SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:
Steven M. Skolnick, Esq.
Meredith Prithviraj, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
(973) 597-2500
☑ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

IMPORTANT INFORMATION
The tender offer described herein has not commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Intelligroup, Inc. At the time the tender offer is commenced, NTT DATA CORPORATION and Mobius Subsidiary Corporation, an indirect wholly owned subsidiary of NTT DATA CORPORATION, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Intelligroup, Inc. intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Mobius Subsidiary Corporation and Intelligroup, Inc. intend to mail documents to the shareholders of Intelligroup, Inc. These documents will contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.
Shareholders of Intelligroup, Inc. will be able to obtain a free copy of these documents (when they become available) and other documents filed by Intelligroup, Inc., NTT DATA CORPORATION and Mobius Subsidiary Corporation with the Securities and Exchange Commission (the “SEC”) at the website maintained by the SEC at www.sec.gov.
In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Intelligroup, Inc. by contacting Intelligroup, Inc. at 5 Independence Way, Suite 220, Princeton, New Jersey 08540, (646) 810-7400.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This filing contains forward-looking statements as defined by the federal securities laws which are based on Intelligroup, Inc.’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger of NTT DATA CORPORATION’s indirect wholly owned subsidiary with and into Intelligroup, Inc. following consummation of the tender offer. Intelligroup, Inc. undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
* * * * *
This Schedule 14D-9 consists of documents relating to the proposed acquisition of Intelligroup, Inc. (the “Company”) by NTT DATA CORPORATION pursuant to an Agreement and Plan of Merger, dated June 14, 2010, by and among NTT DATA CORPORATION, Mobius Subsidiary Corporation, an indirect wholly owned subsidiary of NTT DATA CORPORATION, and the Company.

EXHIBIT INDEX
Exhibit No.	Description

99.1	Joint Press Release issued by NTT DATA CORPORATION and the Company, dated June 14, 2010

99.2	Announcement to Employees of the Company from Vikram Gulati, Chief Executive Officer and President of the Company

99.3	Announcement to Customers of the Company from Vikram Gulati, Chief Executive Officer and President of the Company

99.4	Announcement to Partners of the Company from Vikram Gulati, Chief Executive Officer and President of the Company

99.5	FAQs Related to Stock Options

99.6	Letter to Employees of the Company from Takashi Enomoto, Representative Director and Senior Executive Vice President of NTT DATA CORPORATION